Exhibit 99.1

Genetron Health Reports Second Quarter 2020 Unaudited Financial Results

BEIJING, China, August 6, 2020 — Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH), a leading precision oncology company in China that specializes in offering molecular profiling tests, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Unaudited Financial and Operating Highlights

•                  Recorded total revenue of RMB101.7 million for the second quarter 2020, representing a 40.3% increase over the same period of 2019.

•                  Reported diagnosis and monitoring revenue of RMB93.9 million for the second quarter 2020, representing a 52.1% increase from the same period of 2019.

•                  Reported gross margin improved to 63.1% for the second quarter 2020, compared to 47.8% in the same period of 2019.

•                  Presented data at the American Association for Cancer Research (AACR) Virtual Annual Meeting II that highlighted Genetron Health’s industry-leading technological capability.

•                  Deepened collaboration with Thermo Fisher Scientific for joint marketing in China.

•                  Received US FDA approval for emergency use of Genetron SARS-CoV-2 RNA Test in June 2020.

•                  Strengthened the leadership team by appointing the former U.S. FDA senior officer, Yun-Fu Hu, PhD, as Chief Medical Officer.

•                  Successfully completed the initial public offering (“IPO”) in June 2020 and raised approximately US$235.0 million of net proceeds.

“During the second quarter of 2020, our business rebounded as economic and social activities gradually resumed in China upon the easing of restrictions related to COVID-19. However, towards the later part of the second quarter, Beijing experienced a second wave of an outbreak, which has caused some negative impact on our business,” remarked Mr. Sizhen Wang, co-founder and CEO of Genetron Health. “Despite these challenges, we are pleased with our second quarter financial results as our robust top-line growth was accompanied by strong gross margins and an improved expense structure. This highlighted the resilience of Genetron Health’s business and our solid execution in scaling our business.”

“Looking ahead to the second half of 2020, while we are confident about our fundamental business, and the strength of our balance sheet following our successful IPO, the COVID-19 pandemic continues to present uncertainties and challenges to all industry players, including us. We will continue to stay nimble in the face of changing market conditions, and our long term growth strategies also remain intact. We intend to continue to expand our product portfolio for diagnosis and monitoring, develop our high-value early screening pipeline assets, and to work with additional biopharmaceutical partners. It is our goal to focus on the creation of long term shareholder value as we expand our precision oncology platform,” concluded Mr. Wang.

Second Quarter 2020 Unaudited Financial Results

Total revenue for the second quarter 2020 increased by 40.3% to RMB101.7 million (US$14.4 million) from RMB72.5 million in the same period of 2019.

Diagnosis and monitoring revenue increased by 52.1% to RMB93.9 million (US$13.3 million) in the second quarter 2020 from RMB61.7 million in the same period of 2019.  The increase was mainly driven by the growth in the revenues generated from both the provision of LDT services and the sale of IVD products.

•                  Revenue generated from the provision of LDT services increased by 30.7% to RMB75.8 million (US$10.7 million) during the second quarter 2020 from RMB58.0 million in the same period of 2019. LDT diagnostic tests sold in the second quarter 2020 totaled approximately 6,700 units, representing an increase of 15% compared to the number of LDT diagnostic tests sold in the same period of 2019. The average selling price also increased, attributable to a shift to higher value products such as Genetron Health’s Onco PanScanTM.

•                  Revenue generated from sale of IVD (In-vitro diagnostic) products increased by 381.4% to RMB18.1 million (US$2.6 million) in the second quarter 2020 from RMB3.8 million in the second quarter 2019. The increase was mainly driven by the increase in the number of assays and sequencing platforms sold in the second quarter 2020, notably the Genetron S5 instrument and Lung 8 Assay.

Revenue generated from development services decreased by 27.3% to RMB7.8 million (US$1.1 million) in the second quarter 2020, from RMB10.8 million in the same period of 2019. The change mainly resulted from the decrease in sequencing services, reflecting the adjustment of the Company’s business strategy towards biopharmaceutical services as reflected in the increased revenue from biopharmaceutical services recorded in the second quarter 2020.

Despite higher revenue, cost of revenue remained relatively stable at RMB37.5 million (US$5.3 million) for the three months ended June 30, 2020, compared to RMB37.8 million in the same period of 2019.

Gross profit increased by 85.3% to RMB64.2 million (US$9.1 million) in the second quarter 2020 from RMB34.7 million in the same period of 2019. Gross margin increased to 63.1% for the second quarter of 2020, compared to 47.8% in the same period of 2019. The change was mainly attributable to the improved scale, operational optimization, and better product mix.

Operating expenses increased by 15.6% to RMB117.4 million (US$16.6 million) for the three months ended June 30, 2020, from RMB101.5 million in the same period of 2019.

Selling expenses decreased by 7.1% to RMB60.6 million (US$8.6 million) in the second quarter 2020 from RMB65.2 million in the same period of 2019. Selling expenses as a percentage of revenues decreased to 59.6% in the second quarter 2020 from 90.0% in the same period of 2019. These decreases were primarily due to improvement in sales productivity, and limited travel and marketing activities amid the COVID-19 impact.

Administrative expenses increased by 0.2% to RMB27.9 million (US$4.0 million) in the second quarter 2020 from RMB27.8 million in the same period of 2019. Administrative expenses as a percentage of revenues decreased to 27.4% in the second quarter 2020 from 38.4% in the second quarter 2019, reflecting the benefit of improved operational scale.

Research and development expenses increased by 55.7% to RMB29.8 million (US$4.2 million) in the second quarter 2020 from RMB19.2 million in the same period of 2019. The increase was driven by continued innovation efforts inclusive of development of new products and technologies. Research and development expenses as a percentage of revenues increased to 29.3% in the second quarter of 2020 from 26.4% in the same period of 2019.

Other income - net was RMB1.3 million (US$0.2 million) in the second quarter of 2020, decreased from RMB10.5 million in the same period of 2019. The decrease was mainly due to reduced government subsidies.

As a result of the above, operating loss decreased by 20.6% to RMB53.1 million (US$7.5 million) for the three months ended June 30, 2020, from RMB66.9 million for the three months ended June 30, 2019.

The Company recorded RMB2,778.6 million (US$393.3 million) and RMB67.8 million in fair value loss of financial instruments with preferred rights for the three months ended June 30, 2020 and 2019, respectively. The fair value loss of financial instruments with preferred rights was primarily attributable to the change in the fair value of preferred shares. Preferred shares were attached with certain key preferred rights, including anti-dilution rights, liquidation preference and redemption rights. With the significant increase of valuation immediately prior to the IPO during the second quarter of 2020, the fair value loss of financial instruments with preferred rights recorded in the same quarter increased significantly. At the completion of the IPO, all preferred shares were converted to ordinary shares. As a result, in compliance with IFRS, the carrying value of the financial instruments with preferred rights under non-current liabilities was derecognized and the same amount was recorded into total shareholders’ equity. In the future, the fair value loss of financial instruments will no longer reoccur.

Net loss for the period was RMB2,832.4 million (US$400.9 million) for the three months ended June 30, 2020, compared to RMB135.7 million for the three months ended June 30, 2019.

Non-IFRS net loss for the period, defined as net loss for the period excluding share-based compensation expenses, fair value change and other loss of financial instruments with preferred rights, was RMB43.9 million (US$6.2 million) for the three months ended June 30, 2020, compared to RMB58.8 million for the three months ended June 30, 2019.

Basic net loss per ordinary share was RMB17.04 (US$2.41) for the second quarter of 2020, compared with a basic net loss per ordinary share of RMB1.09 for the same period of 2019. Excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights, non-IFRS basic net loss per ordinary share was RMB0.26 (US$0.04) for the second quarter of 2020, compared with non-IFRS basic net loss per ordinary share of RMB0.47 for the same period of 2019. Diluted net loss per ordinary share is equivalent to basic net loss per ordinary share. Each ADS represents of five ordinary shares, par value US$0.00002 per share.

Cash, cash equivalents and financial assets at fair value were RMB1,891.3 million (US$267.7 million) as of June 30, 2020. In June 2020, Genetron Health completed its IPO and raised approximately US$235.0 million of net proceeds after deducting underwriting discounts and commissions and estimated offering expenses payable.

Conference Call

A conference call and webcast to discuss the results will be held at 8:30 a.m. U.S. Eastern Time on August 6, 2020 (or at 8:30 pm Beijing Time on August 6, 2020). Interested parties may listen to the conference call by dialing numbers below:

United States:       +1 845-675-0437

China Domestic:  400-620-8038

Hong Kong:          +852-3018-6771

International:       +65-6713-5090

Conference ID:    1969177

Participants are encouraged to dial into the call at least 15 minutes in advance due to high call volumes.

The replay will be accessible through September 6, 2020, by dialing the following numbers:

United States:       +1-646-254-3697

International:       +61-2-8199-0299

Conference ID:    1969177

A simultaneous webcast of the conference call will be available on the “News and Events” page of the Investors section of the Company’s website. A replay of the webcast will be available for 30 days following the event. For more information, please visit ir.genetronhealth.com.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB7.0651, representing the exchange rate as of June 30, 2020, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on June 30, 2020.

Non-IFRS Financial Measures

The Company uses non-IFRS net loss and non-IFRS net loss per ordinary share for the year/period, which are non-IFRS financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS net loss and non-IFRS net loss per ordinary share help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-IFRS net loss and non-IFRS net loss per ordinary share for the year/period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net loss and non-IFRS net loss per ordinary share for the year/period should not be considered in isolation or construed as an alternative to operating profit, net loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net loss and non-IFRS net loss per ordinary share for the year/period and the reconciliation to its most directly comparable IFRS measures. Non-IFRS net loss and non-IFRS net loss per ordinary share for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net loss and non-IFRS net loss per ordinary share for the year/period represent net loss for the year/period excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights (if applicable).

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net loss for the year/period to net loss for the year/period and non-IFRS net loss per ordinary share for the year/period to net loss per ordinary share for the year/period.

Investor Relations Contact

US:

Hoki Luk

Head of Investor Relations

Email: hoki.luk@genetronhealth.com

Phone: +1 (408) 891-9255

Stephanie Carrington

Westwicke, an ICR Company

Email: Stephanie.Carrington@westwicke.com

Office: +1 (646) 277-1282

Asia:

Bill Zima

ICR, Inc.

Email: bill.zima@icrinc.com

ir@genetronhealth.com

Media Relations Contact

Edmond Lococo

ICR

Edmond.Lococo@icrinc.com

Mobile: +86 138-1079-1408

pr@genetronhealth.com

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	For the three months ended			For the six months ended
	June 30, 2019	June 30, 2020		June 30, 2019	June 30, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	72,490	101,735	14,400	139,141	178,578	25,276
Cost of revenue	(37,832)	(37,512)	(5,309)	(75,917)	(72,117)	(10,207)

Gross profit	34,658	64,223	9,091	63,224	106,461	15,069

Selling expenses	(65,248)	(60,618)	(8,580)	(118,833)	(114,442)	(16,198)
Administrative expenses	(27,848)	(27,906)	(3,950)	(55,055)	(49,529)	(7,010)
Research and development expenses	(19,168)	(29,845)	(4,224)	(38,584)	(57,474)	(8,135)

Net impairment losses on financial and contract assets	244	(267)	(38)	(405)	(990)	(140)

Other income/(loss) - net	10,471	1,270	180	11,554	(4,332)	(613)

Operating expenses	(101,549)	(117,366)	(16,612)	(201,323)	(226,767)	(32,096)

Operating loss	(66,891)	(53,143)	(7,521)	(138,099)	(120,306)	(17,027)

Finance income	84	198	28	412	228	32
Finance costs	(1,068)	(827)	(117)	(1,469)	(4,375)	(619)

Finance costs - net	(984)	(629)	(89)	(1,057)	(4,147)	(587)

Fair value loss of financial instruments with preferred rights	(67,813)	(2,778,591)	(393,284)	(128,007)	(2,823,370)	(399,622)

Loss before income tax	(135,688)	(2,832,363)	(400,894)	(267,163)	(2,947,823)	(417,236)

Income tax expense	—	—	—	—	—	—

Loss for the period	(135,688)	(2,832,363)	(400,894)	(267,163)	(2,947,823)	(417,236)

Loss attributable to:
Owners of the Company	(135,688)	(2,832,363)	(400,894)	(267,163)	(2,947,823)	(417,236)

Loss per share	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(1.09)	(17.04)	(2.41)	(2.18)	(20.25)	(2.87)

Loss per ADS
-Basic and diluted		(85.22)	(12.06)		(101.23)	(14.33)

Shares used in loss per ordinary share computation:
-Basic and diluted	124,268,051	166,179,400	166,179,400	122,767,748	145,604,263	145,604,263
ADS used in loss per ADS computation:
-Basic and diluted		33,235,880	33,235,880		29,120,853	29,120,853

GENETRON HOLDINGS LIMITED

UNAUDITED NON-IFRS FINANCIAL MEASURES

	For the three months ended,			For the six months ended,
	June 30, 2019	June 30, 2020		June 30, 2019	June 30, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000

Loss for the period	(135,688)	(2,832,363)	(400,894)	(267,163)	(2,947,823)	(417,236)
Adjustments:
Share-based compensation	9,124	9,903	1,402	20,739	14,954	2,117
Fair value loss of financial instruments with preferred rights	67,813	2,778,591	393,284	128,007	2,823,370	399,622

Non-IFRS Net Loss	(58,751)	(43,869)	(6,208)	(118,417)	(109,499)	(15,497)

Attributable to:
Owners of the Company	(58,751)	(43,869)	(6,208)	(118,417)	(109,499)	(15,497)

	RMB	RMB	USD	RMB	RMB	USD
Non-IFRS loss per share
-Basic and diluted	(0.47)	(0.26)	(0.04)	(0.96)	(0.75)	(0.11)

Non-IFRS loss per ADS(5 ordinary shares equal to 1 ADS)
-Basic and diluted		(1.32)	(0.19)		(3.76)	(0.53)

Shares used in non-IFRS loss per ordinary share computation:
-Basic and diluted	124,268,051	166,179,400	166,179,400	122,767,748	145,604,263	145,604,263

ADS used in non-IFRS loss per ADS computation:
-Basic and diluted		33,235,880	33,235,880		29,120,853	29,120,853

GENETRON HOLDINGS LIMITED

UNAUDITED REVENUE AND SEGMENT INFORMATION

	Diagnosis and monitoring	Diagnosis and
	- provision of LDT services	monitoring - sale of IVD products	Development services	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Three months ended June 30, 2019
Revenue	57,967	3,769	10,754	72,490
Segment profit/(loss)	36,499	1,344	(3,185)	34,658

Three months ended June 30, 2020
Revenue	75,772	18,145	7,818	101,735
Segment profit	53,094	10,040	1,089	64,223

Six months ended June 30, 2019
Revenue	108,743	4,944	25,454	139,141
Segment profit/(loss)	66,928	1,869	(5,573)	63,224

Six months ended June 30, 2020
Revenue	123,348	37,358	17,872	178,578
Segment profit/(loss)	81,749	25,388	(676)	106,461

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31,2019	As at June 30,2020
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	83,013	75,397	10,672
Right-of-use assets	43,182	37,140	5,257
Intangible assets	5,482	6,604	935
Prepayments	12,679	9,841	1,393

Total non-current assets	144,356	128,982	18,257

Current assets
Inventories	17,896	18,192	2,575
Contract assets	1,020	886	125
Other current assets	43,711	39,698	5,619
Trade receivables	83,757	98,640	13,962
Other receivables and prepayments	19,526	14,843	2,100
Amounts due from related parties	1,064	827	117
Financial assets at fair value through profit or loss	122,224	47,722	6,755
Cash and cash equivalents	139,954	1,843,531	260,935

Total current assets	429,152	2,064,339	292,188

Total assets	573,508	2,193,321	310,445

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As at December 31, 2019	As at June 30, 2020
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Financial instruments with preferred rights	2,106,334	—	—
Borrowings	3,643	1,820	258
Lease liabilities	29,124	23,538	3,332

Total non-current liabilities	2,139,101	25,358	3,590

Current liabilities
Trade payables	49,955	37,940	5,369
Contract liabilities	18,189	5,619	795
Other payables and accruals	109,683	101,282	14,337
Amounts due to a related party	34	34	5
Borrowings	19,514	49,176	6,960
Lease liabilities	15,363	18,188	2,574

Total current liabilities	212,738	212,239	30,040

Total liabilities	2,351,839	237,597	33,630

Net (liabilities)/assets	(1,778,331)	1,955,724	276,815

SHAREHOLDERS’ (DEFICIT)/EQUITY
(Deficit)/equity attributable to owners of the Company
Share capital	17	59	8
Share premium	—	6,657,562	942,317
Treasury shares	(3,578)	(2,374)	(336)
Other reserves	69,207	92,277	13,061
Accumulated losses	(1,843,977)	(4,791,800)	(678,235)

Total shareholders’ (deficit)/equity	(1,778,331)	1,955,724	276,815